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                              January 21, 2022

       Robert E. Ainbinder, Jr.
       Chief Executive Officer
       NYIAX, INC.
       180 Maiden Lane, 11th Floor
       New York, NY 10005

                                                        Re: NYIAX, INC.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
23, 2021
                                                            CIK No. 0001679379

       Dear Mr. Ainbinder:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. Please revise your cover page to state that there is no public market for your common stock prior to this
offering. Additionally, state that you have applied to list your common stock on Nasdaq Stock
Market and that there is no guarantee that Nasdaq, or any other exchange or quotation
system, will permit your common stock to be listed and traded.
                                                        Lastly, please revise
to clarify whether the offering is contingent upon receiving Nasdaq listing approval.
 Robert E. Ainbinder, Jr.
FirstName  LastNameRobert E. Ainbinder, Jr.
NYIAX, INC.
Comapany
January 21,NameNYIAX,
            2022         INC.
January
Page 2 21, 2022 Page 2
FirstName LastName
Risk Factors
We may be subject to litigation from time to time..., page 10

2. You state here that you may become subject to litigation that may result in liability material to your financial statements as a whole or may negatively affect your operating results if changes to your business operations are required. Please tell us whether you are currently subject to any material pending legal proceedings, and if so, revise your business section to provide disclosure responsive to Item 103 of Regulation
S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
22

3. On page 22, you state that you began monetizing your platform in April 2021. On page
         25, you state that in "2020 and 2019, to entice Publishers and Advertising Agencies to use the NYIAX platform, the Exchange Fee rates were reduced as the Company commenced scaling its platform." Please reconcile these disclosures and provide a clear description of the current status of your platform.
4. You state that your platform connects media buyers and media sellers and that you receive an exchange fee for all advertising transactions processed on your platform. Please revise to clearly and consistently describe whether you enter into agreements with both media buyers and media sellers, whether you consider both media buyers and media sellers to be your customers and whether you receive fees from both media buyers and media sellers.
Status, page 22

5. In light of your significant operating losses and negative cash flows from operating activities, please discuss in reasonable detail your plans for achieving profitability and positive cash flows from operating activities in the future. Your discussion should address the likelihood and anticipated timing of your plans and assumptions coming to fruition. Please refer to Item 303 of Regulation S-K.
Seasonality, page 24

6. Your presentation of operating expenses excluding share based compensation and amortization and depreciation represents a non-GAAP measure. Please revise to either remove all references to this measure from your filing or revise all references to this measure to include the non-GAAP disclosures required by Item 10(e) of Regulation S-K.
         As a related matter, if you choose to retain this disclosure, please revise to provide an appropriate sub-title here and on page 27 that separates the disclosure of the non-GAAP measure from the preceding discussion on the same pages.
Results of Operations, page 25

7. Please revise the name of your "operating profit" line item both here and on page 28 to reflect that the amounts presented for all periods are operating losses.
 Robert E. Ainbinder, Jr.
FirstName  LastNameRobert E. Ainbinder, Jr.
NYIAX, INC.
Comapany
January 21,NameNYIAX,
            2022         INC.
January
Page 3 21, 2022 Page 3
FirstName LastName
8. Please revise your discussion of revenue to more fully describe the specific reasons for the increase in revenue. To the extent possible, please quantify how increases in price and/or volume affected the increase in revenues. Please refer to Item 303(b)(2)(iii) of Regulation
         S-K.
Techology and Development, page 26

9. Please revise to more fully describe the nature of your technology and development costs.
         Please similarly revise the disclosures in your financial statement footnotes on page F-27.
Cash Flows, page 29

10. Please revise to also provide a discussion of changes in financial condition and cash flows for the years ended December 31, 2019 and 2020. Please refer to Item 303(b) of
         Regulation S-K.
11. Please revise your discussion of operating activities to address the more specific factors that caused the increase in negative operating cash flows. For example, we note material changes in net losses, share based compensation, debt discount amortization and financing costs all impacting the change in operating cash flows for the nine months ended
         September 30, 2020 compared to the nine months ended September 30, 2021.
Liquidity and Capital Resources, page 29

12. Please expand your disclosure to include your estimated cash requirements over the next twelve months. Please refer to Item 303(b)(1) of Regulation S-K. Other
NYIAX Platform and Nasdaq, page 33

13. You disclose that you are obligated to pay Nasdaq an annual license fee and have a revenue sharing agreement with Nasdaq. Please revise here to disclose the amount of the annual license fee and how the revenue sharing is calculated. Business
Our Clients, page 45

14. Please revise to disclose your current number of customers. Additionally, we note that that three customers accounted for 48%, 27% and 14% of your revenue for the 9 months ended September 30, 2021. Please revise to identify these customers, summarize the terms of your material agreements with these customers, including term and termination provisions, and file these agreements as exhibits. Lastly, include a risk factor discussing risks related to the fact that you generate substantially all of your revenue from a small number of customers.
15. You state that as of December 3, 2021, your platform had over 1,970 active sell orders with a total market value of nearly $1.4 billion and that your marketplace provides buyers
 Robert E. Ainbinder, Jr.
FirstName  LastNameRobert E. Ainbinder, Jr.
NYIAX, INC.
Comapany
January 21,NameNYIAX,
            2022         INC.
January
Page 4 21, 2022 Page 4
FirstName LastName
         with direct access to over 115 billion impressions. Please revise to define active sell order, explain how you calculate total market value, and provide these metrics as of the end of each financial period included in your financial statements. NYIAX Blockchain Implementation, page 45

16. Disclosure on page 45 suggests that the blockchain you use is currently a private network and that it may evolve into a public, decentralized network. Please revise to provide a detailed description of the blockchain, including identification of the operator, clarification as to whether the network is private, and your plans in regards to moving towards a public, decentralized network. Additionally, include a risk factor discussing material risks and challenges related to your reliance on a third-party blockchain. Lastly, to the extent you intend to migrate the platform to a decentralized network, please include a risk factor discussing risks relating to any such migration, including your ability to operate the platform, exercise control over key aspects of it, and monetize it.
Potential Futures Industry Governmental Regulation, page 48

17. You note that your business may be subject to various CFTC and SEC regulations. Please revise this section to specifically identify the regulations that are or may be applicable to your business and discuss the consequences to your business should you be subject to these regulations.
18. You state here that you have not obtained any opinion of counsel or ruling that you are correct in your analysis of the regulatory oversight that you may be subject to. As this statement may imply an inappropriate disclaimer of responsibility with respect to such information, please either delete this statement or specifically state that you are liable for the information in this section.
Executive and Director Compensation
Summary Compensation Table, page 56

19. Please revise to provide executive compensation disclosure for the fiscal year ended
         December 31, 2021.
Certain Relationships and Related Party Transactions, page 68

20. You do not disclose any related party transactions here. Please confirm that you were not a party to any transactions for which Item 404 of Regulation S-K requires disclosure, or revise.
Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page F-23

21. You disclose on page 44 that you support intermediary buyers acting as liquidity providers. Please revise to clarify what is meant by this statement and explain more fully how you provide this support. As appropriate, please also revise your financial statement footnotes to disclose how you account for these services.
 Robert E. Ainbinder, Jr.
FirstName  LastNameRobert E. Ainbinder, Jr.
NYIAX, INC.
Comapany
January 21,NameNYIAX,
            2022         INC.
January
Page 5 21, 2022 Page 5
FirstName LastName
Revenue Recognition, page F-25

22. Please revise to clarify the identity of your customers and specify the nature of the performance obligations within your contractual arrangements with customers. Please clarify if you consider both Media Buyers and Media Sellers to be your customers and why or why not. Please also disclose how you determine the fees or commissions charged to your customers.
Note 3. Licensing Fee, page F-30

23. In light of your revenue sharing agreement with Nasdaq, please clarify the role of
         Nasdaq in your revenue arrangements, including relevant terms and conditions. Please also revise to explain how you account for the annual license fee and revenue sharing agreements.
General

24. On page 2, you state that your platform provides a marketplace where advertising or audience campaigns are listed, bought, sold, and re-traded as if they were a financial instrument through a forward or a future contract methodology. Please provide a detailed description of the derivative instruments that are currently created and traded through your platform, including an explanation of why these instruments are structured as forward or future contracts and clarification of whether the instruments may be traded outside of your platform.
25. On page 48, you note that your business may be subject to regulation and supervision by the CFTC if the assets traded on your platform are determined to be commodities under the Commodity Exchange Act. Please clarify whether you have consulted with the CFTC on whether you are subject to CFTC regulation and provide a detailed legal analysis of whether the instruments traded on your platform are subject to regulation under the
         Commodity Exchange Act.
26. Please also provide a detailed legal analysis of whether the instruments traded on your platform are securities under the Securities Act of 1933. Consider SEC
v. W.J. Howey
         Co., 328 U.S. 293 (1946) and Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce
         Fenner & Smith, 756 F.2d 230 (2d Cir. 1985).
27. Additionally, we note your disclosure that your business may be subject to SEC regulation and compliance requirements with respect to trading activities and market operations.
         Please revise to describe the SEC regulations this statement references and provide a detailed legal analysis of whether you are currently subject to these regulations.
28. On page 46, you state that you intend to extend your financial trading platform beyond advertising and media and include other types of complex asset classes on your platform.
         Please provide a complete description of these future plans, including a description of the other types of complex assets classes and the status of your developmental efforts to
 Robert E. Ainbinder, Jr.
NYIAX, INC.
January 21, 2022
Page 6
       extend your platform to these assets classes.
29. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Lisa
Etheredge, Senior Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at (202) 551-6001 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.



                                                             Sincerely,
FirstName LastNameRobert E. Ainbinder, Jr.
                                                             Division of
Corporation Finance
Comapany NameNYIAX, INC.
                                                             Office of
Technology
January 21, 2022 Page 6
cc:       Mitchell Lampert
FirstName LastName